EXHIBIT 99.1

Centerra Gold Announces Agreement With Kyrgyzaltyn and the Government of the Kyrgyz Republic

Centerra Gold to Receive All Centerra Shares Held by Kyrgyzaltyn in Exchange for All Rights to the Kumtor Mine

Arrangement is Conditional on Full and Final Releases of all Claims and the Termination of All Legal Proceedings Related to the Kumtor Mine

Agreement Requires the Support of Centerra Shareholders

TORONTO, April 04, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that it has entered into a global arrangement agreement (the “Agreement”) with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Government of the Kyrgyz Republic (the “Government”) to effect a clean separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and investment in the Kyrgyz Republic, the elimination of Kyrgyzaltyn’s involvement and interest in the Company, and the resolution of their disputes. Centerra understands that the Agreement has been approved by the Government of the Kyrgyz Republic, including both the Kyrgyz Parliament and the Cabinet of Ministers.

The Agreement provides for, among other things, Kyrgyzaltyn transferring to Centerra all of its 77.4 million Centerra common shares for cancellation, representing an approximate 26% equity interest in the Company, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra common share on the TSX on April 1, 2022). In satisfaction of the purchase price, Kyrgyzaltyn will receive from Centerra a 100% equity interest in the Company’s two Kyrgyz subsidiaries and, indirectly, the Kumtor Mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor Mine), plus a cash payment of approximately US$36 million (the “Share Exchange” and, together with the other transactions contemplated by the Agreement, the “Arrangement”). In connection with the Share Exchange, the Agreement also is conditioned on the full and final release of all claims of the parties, termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability and payment by Centerra of US$50 million to KGC at closing of the Arrangement on account of an inter-company balance, as well as certain other principal elements described below.

Scott Perry, President and Chief Executive Officer of Centerra, said: “This arrangement is expected to provide value to Centerra’s stakeholders while allowing Centerra to move forward with a renewed focus on our core operations, including our Mount Milligan and Öksüt mines, where we expect to see continued strong operational performance. To the entire Kumtor team and the people of the Kyrgyz Republic, I want to express how proud I am of all we have achieved together over the past several decades and wish you continued success.”

Subject to the satisfaction or waiver of the conditions precedent to the Arrangement described below, the parties expect the Arrangement to close no later than 90 days following the signing of the Agreement.

Details of the Arrangement

The Arrangement comprises the following principal elements:

  Centerra receiving all of its common shares held by Kyrgyzaltyn, representing an approximately 26% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra common share on the TSX on April 1, 2022). Upon receipt, Centerra will cancel the shares surrendered.

  Kyrgyzaltyn receiving a 100% stake in the Company’s two Kyrgyz subsidiaries, Kumtor Gold Company CJSC (“KGC”) and Kumtor Operating Company CJSC (“KOC”) (and, indirectly, the Kumtor Mine), and a cash payment of approximately US$36 million, in satisfaction of the purchase price for Kyrgyzaltyn’s Centerra common shares.

    Approximately US$25 million of the cash payment will be withheld by Centerra and remitted to the Canadian tax authorities on account of Canadian withholding tax payable by Kyrgyzaltyn on the Share Exchange and the balance of the cash payment of approximately US$11 million will be paid to Kyrgyzaltyn on closing of the Arrangement.

  The Kyrgyz Republic and Kyrgyzaltyn assuming all responsibility for the Kumtor Mine, including all reclamation obligations.

  Full and final releases of all claims of the parties.

  All environmental, tax and other claims, fines, penalties or proceedings, including all criminal investigations and proceedings, in the Kyrgyz Republic (the “Kyrgyz Proceedings”) to be withdrawn and terminated to Centerra’s sole satisfaction within 45 days of the date of the Agreement.

  Binding international arbitration proceedings previously commenced by the Company against the Government of the Kyrgyz Republic and Kyrgyzaltyn are to be suspended within two business days following the date of the Agreement and terminated within two business days of the closing of the Arrangement.

  No further steps are to be taken by the Kyrgyz Republic or Centerra in relation to the proceedings commenced by the Company in the Ontario Superior Court of Justice against Tengiz Bolturuk, a former member of Centerra’s Board of Directors, from the date hereof. From the closing of the Arrangement, Centerra will consent to an order setting aside the judgement issued in the Ontario Superior Court of Justice against Mr. Bolturuk on February 15, 2022.

  Subject to certain conditions and following the withdrawal and termination of the Kyrgyz Proceedings, KGC and KOC will work together with the Kyrgyz Republic to petition the court to dismiss the Chapter 11 proceedings in U.S. Bankruptcy Court for the Southern District of New York, effective as of the closing of the Arrangement.

  Centerra extinguishing the inter-company balance between Centerra and KGC by paying US$50 million to KGC on closing of the Arrangement and, as to the balance, through an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement.

  The resignation from Centerra’s Board of Directors of Kyrgyzaltyn’s two nominees and the termination of the shareholders agreement between, among others, Centerra and Kyrgyzaltyn.

  Termination of all agreements entered into by Centerra in respect of the Kumtor Project vis-à-vis Centerra’s rights and obligations.

  Transfer of the Kumtor reclamation trust funds to a Kyrgyz reclamation account held by KGC.

There can be no assurance that Kyrgyzaltyn and the Kyrgyz Government will not take unilateral actions which are inconsistent with their obligations under the Agreement or that the conditions precedent to the Arrangement (including the termination or withdrawal of Kyrgyz Proceedings to the satisfaction of Centerra) will be satisfied in a timely manner or at all. There can similarly be no assurance that the Arrangement will be approved by Centerra shareholders or the Ontario court, as described below, or that the Arrangement will not be challenged by third parties. If Centerra is unable to complete the Arrangement in a manner that provides for a clean separation from Kyrgyzaltyn and the Kyrgyz Republic, including the termination or withdrawal of Kyrgyz Proceedings to its satisfaction, the Arrangement may not close. Accordingly, there can be no assurance that the Arrangement will be consummated on the terms described herein or at all.

Centerra Shareholders to Vote on the Arrangement

The Share Exchange, among certain other aspects of the Arrangement, will be implemented by way of a court-approved plan of arrangement of the Company under the Canada Business Corporations Act, requiring the approval of at least a majority of the votes cast by Centerra shareholders (excluding for this purpose votes attached to Centerra common shares held by Kyrgyzaltyn and any other persons required to be excluded under applicable Canadian law) and at least two-thirds of the votes cast by all Centerra shareholders, in each case represented in person or by proxy at a special meeting of Centerra shareholders. In addition to such Centerra shareholder and Ontario court approvals and the principal elements of the Arrangement described above, the Arrangement is subject to a number of customary conditions precedent.

Full details of the Agreement, the Arrangement and the transactions contemplated thereby, the background to the Arrangement, the rationale for the Arrangement and the risks related thereto, among other matters, will be included in the management information circular mailed to Centerra shareholders in connection with the special meeting of Centerra shareholders to consider and approve the Arrangement. Centerra expects to hold this shareholder meeting in the second quarter of 2022.

Centerra Board of Directors Approval and Recommendation

The Arrangement has been approved by the Board of Directors of Centerra, following the recommendation of a special committee of independent directors of Centerra. The Centerra Board of Directors recommends that the Centerra shareholders vote in favour of the Arrangement.

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “potential”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the completion of the Arrangement and the satisfaction of all conditions precedent required to implement the Arrangement; the expected benefits of the Arrangement; the expected timing to close the Arrangement; the expected timing to suspend and terminate the various proceedings contemplated by the Arrangement, including the withdrawal or termination of the Kyrgyz Proceedings; and the timing of Centerra’s special meeting of shareholders and matters related thereto.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: risks that any of the conditions precedent to the Arrangement will not be satisfied in a timely manner or at all; the impact of any actions taken by the Kyrgyz Republic Parliament or the Kyrgyz Government, or any of its instrumentalities, prior to the completion of the Arrangement, the failure of the Kyrgyz Government to comply with its obligations under the Agreement; the continued imposition by the Kyrgyz Government of “external management” on KGC or the prolongation of such “external management”; the inability of the “external management” to obtain equipment, spare parts, consumables or other supplies; the Kyrgyz Government taking further steps to nationalize or expropriate the Kumtor Mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets, prior to the completion of the Arrangement; political and regulatory risks in the Kyrgyz Republic, resource nationalism, the impact of changes in, the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including in connection with pending or new civil or criminal action against the Company, its affiliates or its current or former employees; the uncertainty of potential outcomes in the Kyrgyz Proceedings, the arbitration process, the Chapter 11 proceedings, or the proceedings before the Ontario court against Tengiz Bolturuk; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic and possible conflicts of interest related thereto; and other actions which could be taken by the Company in response to the ongoing situation involving the Kumtor Mine. For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of April 3, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/b95693b0-1650-4ed5-82ab-7361a4cf1b03